ANNUAL REPORT

Coin and Card Auctions, Inc.



2742 Hubbell Ave.
Des Moines, Iowa 50317
www.coinandcardauctions.com

In this Annual Report, the terms "Coin ad Card", "the company", "we", "us" and "our" refer to Coin and Card Auctions, Inc. and its consolidated subsidiaries. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this report may be found on the company's website at https://www.coinandcardauctions.com/investor

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Overview

Coin and Card Auctions, Inc. was incorporated in Delaware on May 12, 2021. The company owns and operates a subscription and fee per use online marketplace. We developed a service to provide nano level laser scanning for the coin and sports trading card industries. The goal for this service is to provide a non-human biased grading solution that uses a specific set of repeatable metrics to analyze coins (and later cards) to identify the quality and grade of said coin.

Our marketplace utilizes new technologies to help connect buyers and sellers and assimilates market data for consumer usage. The company also operates within the NFT and blockchain space and is developing infrastructure for blockchain including encapsulation of data for purposes of asset "fingerprinting" and pre- and post-sale asset validation. This 'fingerprinting' is a possible line of profit we'll pursue to add a layer of security for customers, auction houses and asset insurers. The company utilizes its nano level "fingerprint equivalents as outputs" with coding capabilities unique to NFTs to establish asset backed NFT, chain of title and perpetual "on title transfer" revenue streams benefitting dealers and consumers.

The business model developed by the company uses asset backed NFT/IP based revenue streams as recurring revenues. Additionally, we will use occurrences on each title transfer.

Technologies in development include conversion from proof of concept into a production level Phase1 minimal viable product (MVP) automated numismatic grading application utilizing deep neural network and artificial intelligence processing and numismatics counterfeit detection with asset based image and data validations including pre and post-sale authentications and smartphone applications having image and data asset query pre and post-sale ownership and authentication capabilities. Applications and systems developed bridge Web2 and Web 3 technologies and marketplaces, processing asset backed NFTs interfaced with numismatic industry grading standards and systems and ANA Grading guidelines.

The company is headquartered in Des Moines, Iowa.

Our Business Model

Collectors of rare coins and trading cards face a unique, expensive, and time-consuming
process to determine the value of their coins and cards. The challenge is this; 'grading' of a coin or card is subject to human bias. Coin and Card's technology backed platform aims to alleviate human bias and create a safe and reliable solution for the grading industry to support the selling and reselling of coins and trading cards as the market is being treated more as an investment.

To do this we have created a marketplace for collectors and consumers to sell their coins and trading cards to interested buyers. Currently, this platform is available exclusively on our website, www.coinandcardauctions.com.

We are planning to launch a mobile application and web3 marketplace once assets are available to start development. Currently the company itself does not sell, resell or dropship any products although we reserve the right to broker collections for a fee in the future.

In order to ensure consistency in grading, so both buyers and sellers know the value of their collectibles, our platform will provide two specific grading tools that utilize a scientific methodology at the nano-tech level. The first tool is a laser scan of the actual coin or trading card. Our nano level scan technologies will be used to create a "fingerprint" of the coin or card scanned. Sellers send their coins and cards to us and we scan their cards and coins for them, which helps determine the value of the coin or card. Our advantage is the speed we'll be able to grade the coin and the non-human biased grading system we'll apply. Traditional graders can take weeks to grade and return a coin. Our solution can meet high capacity with quick turnaround. We then return the coins and cards to the customer and can list or assist customers with listing for buy/sell transactions on our web2 or on global web3 marketplace environments.

The second tool is a mobile phone application that we are currently developing. This mobile application will utilize the same technology as our laser scanner, but adapted for then-current and prior phone models. It will allow sellers to take a picture of their coins and cards to determine the value and grade of their coins and cards. The system will grade using the same parameters set in house that we will use. The grading will then be securely recorded utilizing blockchain technology.

Transactions made on our platform will be verified and recorded utilizing blockchain technology to provide a clear and secure chain of title to work towards reducing possible fraud.

We have three types of customer accounts: storefront, non-storefront, and Dealers Corner. We currently project storefront accounts costing $100 per month. Non-storefront accounts will pay no subscription fee and instead pay a 5% commission per transaction. Dealers Corner accounts will pay a $0 per month subscription fee and only 3% fee on each sale they make on our marketplace. Additionally, we charge $12 to $65 per laser scan when customers send their coins and cards to us. Prices are subject to change upon market research.

Our Customers

Our customers include both businesses engaged in the buying and selling of coins and/or trading cards who use our platform to buy and sell and we also serve individual collectors. As of March 10, the company currently has 145 registered accounts on its platform, of which 104 are selling accounts. Those seller accounts are comprised of 104 storefront accounts, 28 non-storefront accounts, and 13 dealer accounts.

Competitors and Industry

The coin and trading card selling and reselling industry is very competitive. There are number of companies who compete with us, including the following:

1.   Collector's Universe – Owns both PSA (the most notable sports card grading company) and the Professional Coin Grading Service.
2.   Heritage Auctions – Approaching 1 million users and $1 billion in sales.
3.   Numismatic Guarantee Corp
4.   Collector's Holdings
5.   Collectable – 35,000 users
6.   Rally – Platform for buying and selling equity shares in collectible assets.
7.   EBay – Popular auction site

Our services are unique and are not being provided by our competitors. Our company filed an international patent on our technologies and received patent notification and patent publication from the USPTO, and the company filed a patent pending for utility and commerce. The technologies fill an important part of present industry shortfalls and are designed to expand and revolutionize third party grading systems and marketing platforms within web2 and web 3 numismatics and sports trading card industries.

Current Stage and Roadmap

Our website and database has been launched and is live. We have also applied for an international patent for our technology. In 2022, we hired a third-party to conduct a proof of concept to demonstrate that an AI approach based on Deep Neural Network technology can provide the technological foundation for accurate and reproducible grading of coins that will be consistent with grades assigned by human professionals. In December 2022, this third-party reported back to us that the results achieved to date and the processes identified are a solid foundation for achieving our business objectives. The company plans on transitioning from proof of concept to a production grade Phase 1, minimum viable project (MVP) in 2023. We will continue to iterate and expand with new features for our customers. We also intend to develop mobile applications.

The company paid off and closed a $300,000 business line of credit, purchased and owns a commercial building in Des Moines, Iowa with no debt and eliminated a lease obligation scheduled to begin the first quarter of 2023. Additionally, we onboarded software and systems architecture and numismatic industry experts, contracted third party DNN/AI development and are reviewing web3 and other partnership opportunities.

The company acquired a second high speed scanner improving throughput up to 40X and developed a database for digital fingerprint, physical numismatics and sports cards processing, storage and management.

Employees

The company does not have any employees. The company relies on independent contractors and has retained 7 such independent contractors at this time.

Intellectual Property

The company has applied for the following patent:

Title	Application Number	Filing Date
Method and System for Automated Grading and Trading of Numismatics and Trading Cards	63/230,727	August 7, 2021

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company headquarters are located at 2742 Hubbell Avenue in Des Moines, IA and management works both remotely and on site.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael R. Johnson	CEO	May 2021 – Present	Full time
Russell Kamal	Interim COO	December 2022 – Present	20
Ramesh Majji	CTO	December 2022 - Present	Full time
Directors:			
Michael R. Johnson	Director	May 2021 – Present	n/a
Michael Siegel	Director	May 2021 – Present	n/a
Gary Chingren	Director	May 2021 – Present	n/a
Ron Brown	Director	September 2021 – Present	n/a
Mike Ellis	Director	September 2021 – Present	n/a
Steve Blakesley	Director	September 2021 – Present	n/a
Ramesh Majji	Director	February 2023 – Present	n/a

Michael R. Johnson, CEO and Director

Michael R. Johnson, age 64, CEO, Director, Founder and Secretary of Coin and Card Auctions, Inc., retired as a Correctional Officer from the Department of Corrections in July 2018 and a was recipient of Congressional, Senate and State of California awards and recognitions including three (3) Medals of Valor. Prior to working in law enforcement Mr. Johnson was instrumental in structuring and obtaining corporate and private sector debt and equity capitalization in numerous industries and projects and is the Patent Pending inventor of "Method and System for Automated Grading and Trading of Numismatics and Trading Cards" and Method and System for NFT Minting with automated Grading and Trading of Numismatics and Trading Cards Mr. Johnson is an avid numismatist.

Russell Kamal – Interim COO

Mr. Kamal has over 20 plus years of excellent leadership skills, strong business acumen and great ability to effectively manage, lead & supervise multidisciplinary teams globally. Prior to joining Coin and Card Auctions Inc., Russell was running his own software consulting company IPARTZ Inc. since 2020. In the past he worked for Oracle (2015 to 2020), Disney (2012 to 2015), NCR (2006 to 2012) and many other organizations and played key leadership roles. Experienced working on complex applications in many different industries (Financial, Retail, Entertainment, Hospitality & Healthcare). Russell has been responsible for 100 million plus revenue across North America, EMEA & APAC, he led efforts to develop & deliver best in class services to thousands of clients.

Russell has been an entrepreneur and played advisory roles to a few startups like OSD Displays, Exling LLC in the past. He was involved in a few mergers & acquisitions to support the leading operation process across organizations.

Russell has a master's in software engineering and bachelor's in computer science from University of St. Thomas & St. Cloud state university in Minnesota.

Ramesh Majji, CTO and Director

Ramesh Majji is a highly accomplished and experienced Chief Technology Officer and Engineering Executive, with a proven track record of developing cutting-edge software products and solutions for leading Fortune 100 companies. Prior to joining Coin and Cards Auctions Inc. in 2022, he held key positions at prominent organizations such as Marriott (2019-2022), Universal Studios (2017-2019), and Disney (2008-2017). Ramesh's unwavering passion for technology and innovation spans across various industries, including the numismatics and sports trading industries. As the Chief Technology Officer and Director at Coin and Cards Auctions Inc., Ramesh brings a wealth of knowledge and experience to the Board, further strengthening the company's leadership in the field.

Michael Siegel, Director

Michael Siegel, a director and SVP Sales, age 40 is Managing Member of Siegel Lawn Care, LLC located in Des Moines, IA since April 2003. Mr. Siegel is an entrepreneur and avid numismatist having top registry positions of numismatics collectibles and owns and operates multiple businesses in the Des Moines, IA area   His passion is technology and innovation within the numismatics and sports trading card industries. Mikes experiences as an entrepreneur started when he was very young with his family's business. Mike is an investor and a Director of Coin and Cards Auctions, joining the Board in May 2021.

Gary Chingren, Director

Gary Chingren, Director, age 73 retired as an orthopedic surgeon in June 2018 from Hastings Orthopedics located in Hastings, Nebraska, Gary served as a Director on numerous boards during his medical career and joined the Coin and Card Auctions Board of Directors in May 2021. Gary is an avid numismatist with top registry positions of numismatics collectibles. Gary's' interest is applying science and technologies designed to improving consistency within third party grading.

Ron Brown, Director
Ron Brown, PhD age 72 retired May 2014 from a Gubernatorial appointment by Governor Jerry Brown as CalVet Medical Director in Redding California. Ron is a life member of CONECA, FUN and ANA and previously served as the CONECA Representative for California and Nevada. Ron co-authored The Definitive Guide to Canadian Coins 1858 to Date and currently is the CONECA representative for Northern Idaho and Eastern Washington. Ron authors columns regularly for FUN Magazine/FUN Variety and the Treasure among Treasures column for CONECA and is an avid numismatist and Canadian Coin Variety expert Ron joined Coin and Card Auctions as a Director in September 2021

Mike Ellis, Director

Mike Ellis, Director, age 62 serves in an elected position as a Governor of the American Numismatic Association since 2019 and Professional Grading Instructor since June 1996. Mike also teaches Minting classes for the ANA and been involved in numismatics and sports trading cards his entire adult life and joined the Coin and Card Auctions Board of Directors in September 2021 where he serves as the Numismatic and Sports Card Program Director. Mikes experience as a professional grader and minting instructor having decades of professional numismatics and sports cards grading experience provide valuable insights to bridging the nuances of professional grading with modern technologies.

Steve Blakesley, Director

Steve Blakesley, Director, age 57 is managing member to Cobalt Maintenance LLC, a real estate development and General Contracting company founded in 2016 and located in Des Moines, IA and Managing Member and founder of Ice Pro Shop, LLC located in Des Moines, IA. Steve joined the Coin and Card Auctions Board of Directors in September 2021and is an avid numismatist and sports trading card collector.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company acquired $151,260 of equipment from Siegel Lawn Care, LLC, an entity owned by our COO and a director of the company, Michael Siegel. Siegel Lawn Care, LLC acquired the asset directly at the request of a third-party lender as Siegel Lawn Care, LLC has more operating history than the company. The acquisition was funded by the company by paying a down payment of $3,387.18 to Seigel Lawn Care, LLC with the remainder of the purchase price to be paid over the same terms and conditions and dollar amounts as contained in the original leasing application. The capital lease has a term of 60 months and monthly payments of $3,192.

The company purchased 50% of the building in which its principal office is located in Des Moines, Iowa from Steve Blakesley, a director of the company, in exchange for 620,000 shares of Common Stock
The company subsequently purchased the remaining 50% of the building in exchange for 310,000 shares of Common Stock.

The company acquired $94,969 of equipment from Siegel Lawn Care, LLC, an entity owned by a director of the company, Michael Siegel. Siegel Lawn Care, LLC acquired the asset directly at the request of a third-party lender as Siegel Lawn Care, LLC has more operating history than the company. The acquisition was funded by the company by paying a down payment of $4,121.90 to Siegel Lawn Care, LLC with the remainder of the purchase price to be paid over the same terms and conditions and dollar amounts as contained in the original leasing application. The capital lease has a term of 60 months and monthly payments of $2,041.22.

During the year ended December 31, 2022, the company loaned its CEO, Mike Johnson, $35,000 in cash proceeds. The loan will be repaid in monthly installments of $564 beginning May 15, 2023 through April 15, 2029, and bear interest at 5%.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our company is brand new and has no operating history.
The company was incorporated in 2021. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

We face significant market competition.
We compete against a variety of companies in the coin and trading card grading and reselling markets. Some existing competitors and future competitors have and will have access to significantly more resources than us, which would give them a significant advantage in marketing and operations.

The company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Volatility in demand for collectibles may negatively impact interest in our services.
As an online marketplace for coins and sports trading cards, we are impacted by larger, industry wide trends related to those collectible assets. If there is a general downturn in interest in those collectibles, we would be negatively impacted by loss of seller and customer interest for buying and selling collectibles through our marketplace.

Risks Related to the Securities

Our company is controlled by our two largest shareholders.
As a result of the Common Stock which they hold, Michael Johnson, our founder and Chief Executive Officer, and Michael Siegel, our Senior Vice President of Sales, will be able to exercise voting rights with respect to an aggregate of 25,980,000 shares of Common Stock, which will represent approximately 71.59% of the voting power of our outstanding capital stock. As a result, these two stockholders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The value of your investment may be diluted if the company issues additional options, convertible securities or shares of its capital stock.
If we issue more shares, this may result in the reduction in the value of the shares that you hold. Moreover, the company has authorized the board to create one or more classes or series of preferred

stock. The board has discretion to determine the rights and preferences of any such class or series of preferred stock. Such rights and preference may be superior to the rights of the Common Stock, which could, in turn, reduce a return on your investment in our Common Stock.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 20% of company's voting securities as of December 31, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power
Michael R. Johnson	12,990,000	35.77%
Michael Siegel	12,994,000	35.78%

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- As of February 28, 2023, the company has issued a total of 3,261,000 shares of our common stock pursuant to two consulting agreements, in reliance on Section 4(a)(2) of the Securities Act, in exchange for the consulting services provided to the company.

- On February 15, 2023, the company issued 105,000 shares of our common stock to Ramesh Majji as compensation for services rendered to the company in reliance on Rule 701 promulgated under the Securities Act.

- On December 6, 2022, the company issued 610,000 shares of our common stock to Cobalt Maintenance, in reliance on Rule 506(b) of Regulation D promulgated under the Securities Act, to effect a purchase of 50% ownership interest in commercial property where our principal office is located.

- On December 6, 2022, the company issued 90,000 shares of our common stock to Paul Hoare as compensation for services rendered to the company in reliance on Rule 701 promulgated under the Securities Act.

- As of January 31, 2023, the company issued 2,243,039 shares of our common stock in reliance on Regulation Crowdfunding, for consideration of $1,123,519.5. The proceeds of this offering were used for general working capital purposes, research and development, and sales and marketing.

- On May 12, 2022, the company issued 12,990,000 shares of our common stock to Michael Johnson, our CEO, pursuant to Section 4(a)(2) of the Securities Act.

- On May 12, 2022, the company issued 12,990,000 shares of our common stock to Michael Siegel, our COO, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $460,353.89. The proceeds of this offering were used for general working capital and purchase of 50% of the building in Des Moines, Iowa where our principal office is located.

- On May 12, 2022, the company issued 4,020,000 shares of our common stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of $135,912.36. The proceeds of this offering were used for general working capital and purchase of 50% of the building in Des Moines, Iowa where our principal office is located.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Coin and Card's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 100,000,000 shares of common stock, par value $0.0001 per share, and up to 10,000,000 shares of preferred stock, par value $0.0001 per share. As of March 14, 2023, there were 36,313,039 shares of Common Stock outstanding and 0 shares of preferred stock outstanding. For this offering, the company is issuing Common Stock at $0.75 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series of Preferred Stock, may be determined by the company's board of directors in its sole discretion.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which a shareholder's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of a later investor's stake is immediately diluted because each share of the same type is worth the same amount, and later investors paid more for their shares than later investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what an investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Assurance Dimensions. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Operating Results

The company has not yet generated any revenues. The company's operating expenses consist of office and administrative expenses, professional fees, depreciation expenses, travel expenses, and research and development expenses. Operating expenses increased by $637,250 to $1,004,528 for the year ended December 31, 2022 ("Fiscal 2022") from $367,278 for the year ended December 31, 2021 ("Fiscal 2021"). This increase was driven by the following factors:

- Our office and administrative expenses increased by $111,305 to $271,837 for Fiscal 2022 from $160,532 for Fiscal 2021. This increase was driven by costs associated with general services, supplies, clerical work, and information technology.
- Our professional fees increased by $459,430 to $616,260 for Fiscal 2022 from $156,830 for Fiscal 2021. This increase was driven by shares issued for marketing services and increased legal and accounting services.
- Our travel expenses increased by $42,986 to $62,753 for Fiscal 2022 from $19,767 for Fiscal 2021. This increase was driven by increased convention and industry event attendance.
- Our amortization expenses increased by $28,193 to $33,507 for Fiscal 2022 from $5,314 for Fiscal 2021. This increase was driven by acquisition of high speed VR-6000 scanner in late 2021 being amortized for the full year in 2022.
- Our depreciation expenses increased by $7,581 to $10,221 for Fiscal 2022 from $2,640 for Fiscal 2021. This increase was driven by the company increasing its ownership from 50% to 100% of I commercial property for its corporate headquarters in Des Moines, IA.

Increases to our operating expenses were partially offset by a decrease to our research and development expenses equal to $12,245 from Fiscal 2021 to Fiscal 2022.

The company also recognized other income of $4,942 in Fiscal 2022 compared to other expense of $2,640 for Fiscal 2021. The increase in other income was largely derived from gains from lease cancellation equal to $28,131 and interest expenses of $23,189.

As a result of the foregoing factors, the company's net loss was $999,586 in Fiscal 2022 compared to $369,918 in Fiscal 2021.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations over the next twelve months:

- Convert POC to Phase 1/Phase2 Production level MVP and initiate market testing.
- Develop DNN/AI runtime environment.
- Initiate Smartphone IOS/Android application development using DNN/AI runtime and web3 architectures.
- Market test NFT and Physical asset numismatics sales and transfers on web3 marketplaces and develop or joint venture Coin and Card Auctions web 3 marketplace and include physical asset/digital

fingerprint as IP and beneficiary registration with primary shared and secondary smart contract controlled royalties.

- Market B2B and B2C web 2 marketplace and initiate branding.
- Develop third party licensing and initiate targeted use campaigns.
- Orient into lateral markets including insurance companies.
- Design/develop/test numismatics counterfeit detection system.
- Continued development and field testing of value added services, including bulk upload and data mining single point data access for our mobile application.

Complete a $1,000,000 private offering of our common stock. We estimate this offering will commence 90 days from commencement of this Regulation Crowdfunding offering. We have not yet determined the terms of this private offering.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." The company has recorded losses from the time of inception through year end 2022 in the total amount of $1,369,504.

The company was initially capitalized by equity investments from its shareholders in the amount of $588,954. The company also opened a $300,000 line of credit with West Bank.

The company acquired $151,260 of equipment from Siegel Lawn Care, LLC, an entity owned by our COO and a director of the company, Michael Siegel. Siegel Lawn Care, LLC acquired the asset directly at the request of a third-party lender as Siegel Lawn Care, LLC has more operating history than the company. The acquisition was funded by the company by paying a down payment of $3,387.18 to Seigel Lawn Care, LLC with the remainder of the purchase price to be paid over the same terms and conditions and dollar amounts as contained in the original leasing application. The capital lease has a term of 60 months and monthly payments of $3,192. The company purchased additional equipment in November 2022 from Siegel Lawn Care, LLC under a capital lease having a term of 60 months for the amount of $94,969 and pays $2,041.22 per month for 60 months. Like the previous acquisition, this was done at the request of a third-party lender. The terms of the lease between the company and Siegal Lawn Care, LLC mirror the terms of a lease between Siegel Lawn Care, LLC and the third party.

Additionally, the company purchased 50% of the office in Des Moines, Iowa where its principal office is located.

The company subsequently purchased the remaining 50% of the building in exchange for 310,000 shares of Common Stock.

The company had approximately $199,404 cash on hand as of December 31, 2023. Currently, we estimate our burn rate (net cash out) to be on average $35,000 per month.

Indebtedness

As of December 31, 2021, we had an outstanding balance of $117,000 on our line of credit with West Bank. The outstanding balance on this line of credit bears interest at 4% annual. The line of credit renews every 12 months. We are required to repay all outstanding principal and interest due under the line of credit when the line renews. The line of credit renews on October 15, 2022.

The company paid the line of credit in full in 2022.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact

will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Statements and
Independent Auditor's Report

Coin and Card Auctions, Inc.

December 31, 2022 and 2021

Coin and Card Auctions, Inc.

Table of Contents

McNamara and Associates, PLLC
Certified Public Accountants & Associates

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Coin and Card Auctions, Inc.

Opinion

We have audited the accompanying financial statements of Coin and Card Auctions, Inc. (the "Company"), which comprise of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,000,000 for the year ended December 31, 2022. At December 31, 2022, the Company had an accumulated deficit of approximately $1,370,000. The net cash used in operating activities for the year ended December 31, 2022 totaled approximately $537,000. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not

MCNAMARA AND ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519
www.assurancedimensions.com

McNamara and Associates, PLLC
Certified Public Accountants & Associates

a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McNamara and Associates, PLLC

Jacksonville, Florida
April 24, 2023

MCNAMARA AND ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519
www.assurancedimensions.com

Coin and Card Auctions, Inc.
Balance Sheets
As of December 31, 2022 and 2021

		2022		2021
Assets				
Current Assets:				
Cash	$	199,404	$	28,709
Prepaid equity raise costs		-		25,000
Other receivable		173,810		-
Loans to stockholders, current portion		3,387		-
Total current assets		376,601		53,709
Loans to stockholders		31,613		-
Right of use assets, operating lease		-		169,323
Right of use assets – finance leases, net		218,005		154,105
Property and equipment, net		614,789		300,094
Total Assets	$	1,241,008	$	677,231
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable and accrued liabilities	$	11,183	$	25,997
Line of credit		-		55,992
ROU Liability - Operating Lease, current portion		-		19,908
ROU Liability - Finance Lease, current portion		49,329		26,301
Total current liabilities		60,512		128,198
Long-term Liabilities:				
Due to stockholders		7,313		7,313
ROU Liability - Operating Lease		-		155,443
ROU Liability - Finance Lease		180,634		128,983
Total Liabilities		248,459		419,937
Commitments and contingencies (Note 6)				
Stockholders' Equity:				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized and 0 shares issued and outstanding as of December 31, 2022 and 2021		-		-
Common stock, $0.0001 par, 100,000,000 authorized, 36,015,564 and 31,087,000 issued and outstanding as of December 31, 2022 and 2021, respectively		3,602		3,109
Additional paid-in capital		2,276,863		624,103
Common stock to be issued		81,588		-
Accumulated deficit		(1,369,504)		(369,918)
Total Shareholders' Equity		992,549		257,294
Total Liabilities and Shareholders' Equity	$	1,241,008	$	677,231

The accompanying notes are an integral part of these financial statements.

Coin and Card Auctions, Inc.
Statements of Operations
For the year ended December 31, 2022 and for the period from May 12,2021 to December 31, 2021

	2022	2021
Operating expenses:		
Office and administrative	$ 271,837	$ 160,532
Professional fees	616,260	156,830
Research and development	9,950	22,195
Depreciation	10,221	2,640
Amortization	33,507	5,314
Travel	62,753	19,767
Total general and administrative expenses:	1,004,528	367,278
Loss from operations	(1,004,528)	(367,278)
Other income (expense):		
Gain on lease cancellation	28,131	-
Interest expense	(23,189)	(2,640)
Net loss	$ (999,586)	$ (369,918)

The accompanying notes are an integral part of these financial statements.

Coin and Card Auctions, Inc.

Statements of Stockholders' Equity

For the year ended December 31, 2022 and for the period from May 12,2021 to December 31, 2021

	Preferred Stock		Common Stock		Additional Paid-in	Common Stock To Be	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Issued	Deficit	Equity
Balance, May 12, 2021	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders shares at par value	-	-	12,990,000	1,299	-	-	-	1,299
Issuance of common shares for cash	-	-	17,010,000	1,701	587,253	-	-	588,954
Issuance of common shares for services	-	-	1,087,000	109	36,850	-	-	36,959
Net loss	-	-	-	-	-	-	(369,918)	(369,918)
Balance December 31, 2021	-	-	31,087,000	3,109	624,103	-	(369,918)	257,294
Issuance of common shares for asset	-	-	620,000	62	309,938	-	-	310,000
Issuance of common shares for cash, net of capital raise costs	-	-	2,044,564	205	902,922	81,588	-	984,715
Issuance of common shares for services	-	-	2,264,000	226	439,900	-	-	440,126
Net loss	-	-	-	-	-	-	(999,586)	(999,586)
Balance December 31, 2022	-	$ -	36,015,564	$ 3,602	$ 2,276,863	$ 81,588	$ (1,369,504)	$ 992,549

The accompanying notes are an integral part of these financial statements.

Coin and Card Auctions, Inc.
Statement of Cash Flows
For the year ended December 31, 2022 and for the period from May 12,2021 to December 31, 2021

	2022	2021
Cash Flows from Operating Activities:		
Net loss	$ (999,586)	$ (369,918)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	10,221	2,640
Shares issued for services	440,126	36,959
Amortization of right of use assets, finance leases	33,507	5,314
Gain on lease cancellation	(28,131)	-
Increases in cash due to changes in:		
Prepaid expenses	-	(25,000)
Accounts payable and accrued liabilities	(14,813)	25,997
Due to related parties	-	7,313
Right of use operating lease liabilities	22,103	6,028
Net cash used by operating activities	(536,573)	(310,667)
Cash Flows from Investing Activities:		
Purchases of property, plant and equipment	(14,916)	(302,734)
Net cash used by investing activities	(14,916)	(302,734)
Cash Flows from Financing Activities:		
Payments on right of use finance lease liabilities	(22,729)	(4,135)
Loan to shareholder	(35,000)	-
Net repayment on line of credit	(55,992)	55,992
Proceeds from sale of common shares	930,061	590,253
Payment of capital raise costs	(94,156)	-
Net cash provided by financing activities	722,184	642,110
Net change in cash and cash equivalents	170,695	28,709
Cash and cash equivalents, at beginning of period	28,709	-
Cash and cash equivalents, at end of period	$ 199,404	$ 28,709
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 23,189	$ 2,640
Cash paid for income taxes	$ -	$ -
Non-cash Investing and Financing Activities		
Right of use assets, finance leases	$ 97,408	$ 159,419
Right of use assets, operating leases	$ -	$ 171,039
Prepaid equity raise costs written off to costs of capital raise	$ 25,000	$ -
Common stock issued for asset	$ 310,000	$ -
Common stock subscribed – funds available not yet received	$ 173,810	$ -

The accompanying notes are an integral part of these financial statements.

Coin and Card Auctions, Inc.

Note A – Organization and Description of Business

Nature of Business

Coin and Card Auctions, Inc. (the "Company") is a Delaware corporation established in May 2021, and headquartered in Des Moines, Iowa. The Company provides an online auction platform for the numismatics and sports trading card market. The platformsupports two venue structures: forward auction format and a non-auction venue. The Company's work is performed on either a subscription basis, or via a flat fee on all items sold through the platform. In addition, the Company offersnumismatics and sport's trading card grading services. Grading is performed on-site at the Company's location, as well as via an online platform utilizing measuring devises the Company has developed. These grading technologies will be available for users of the platform in addition to third-party grading companies for a licensing fee.

Note B – Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity withaccounting principles generally accepted in the United States of America ("U.S. GAAP").

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. This ASU also eliminates the concept of "other-than-temporary" impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. This ASU is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact of this standard on its consolidated financial statements and related disclosures.

All other new accounting pronouncements issued but not yet effective are not expected to have a material impact on our results of operations, cash flows or financial position except for the previously disclosed above, there have been no new accounting pronouncements not yet effective that have significance to our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilitiesat the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash equivalents. The company places its cash with high quality financial institutions. At times, cash may be in excess of Federal Deposit Insurance Corporation limits. The Company does not believe it is exposed to any significant credit risk on cash.

Note B – Significant Accounting Policies (continued)

Prepaid Equity Raise Costs

The Company capitalizes all costs directly related to a specific equity raise and offsets them against proceeds of the raise when the raise is completed. The Company had a balance of $0 and $25,000 in prepaid equity raise costs on the accompanying balance sheet as of December 31, 2022 and 2021, respectively. These costs were recognized as a cost of capital as part of the Company's equity fundraising during the year ended December 31, 2022.

Property and Equipment

The Company's property is a building depreciated over 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. Additions are capitalized at cost. Normal maintenance and repairs are charged to operating expense as incurred. The Company evaluates long-lived assets for impairment when indications of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets carrying value.

Management believes that there is no impairment loss on any of the long-lived assets as of December 31, 2022 and 2021.

Revenue Recognition

The Company is pre-revenue. Direct costs represent expenditures to develop the Company's online platform as well as its grading technology, these costs are recognized as incurred. The Company also incurs selling, general, and administrative costs, which are also expensed as incurred.

Stock-Based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees and non-employees based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period. The Company considers expected award forfeitures when determining the compensation cost to be recognized. The Company estimates the fair value of stock options using the Black-Scholes valuation model. No stock options have been issued by the Company.

Patent Costs

The Company incurred professional costs related to filing patents related to its operations of $19,700 and $3,150 during the years ended December 31, 2022 and 2021, respectively. These costs are included in professional fees on the Statements of Operations.

Research and Development

Labor, materials and allocated overhead, expenses as research and development of the Company's technology, totaled $9,950 and $22,195 for the year ended December 31, 2022 and the period from May 12, 2021 through December 31, 2021, respectively.

Income Taxes

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the positions taken.

Note B – Significant Accounting Policies (continued)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax positionwill be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of December 31, 2022 and for the period from May 12, 2021 through December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. The Company's tax years since inception are open for examination for federal and state taxing authorities.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU 2016-02). Under ASU No. 2016-2, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU No. 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company early adopted this standard as of May 12, 2021.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. Our current operating lease is an office space lease, and the Company is currently not party to any finance leases.

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received. All right-of-use assets are reviewed for impairment. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate for the same term as the underlying lease.

Lease expense for our operating lease is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. Lease expense for finance leases would consists of the amortization of the right-of-use asset on a straight-line basis over the lease term and interest expense determined on an amortized cost basis. The lease payments are allocated between a reduction of the lease liability and interest expense.

Coin and Card Auctions, Inc.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of $1,369,504 and net cash used in operating activities for the year ended December 31, 2022 totaled $536,573. These matters raisesubstantial doubt about the Company's ability to continue as a going concern for a period of twelve months from theissue date of this report.

The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to produce sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts andclassification of liabilities that may result from the outcome of this uncertainty.

Note D – Property and Equipment

Property and equipment consisted of the following as of:

	Useful Life (years)	December 31, 2022	December 31, 2021
Building	39	$ 610,000	$ 300,000
Computer and other equipment	3	17,650	2,734
		627,650	302,734
Less: accumulated depreciation		(12,861)	(2,640)
Property and equipment, net		$ 614,789	$ 300,094

Depreciation expense for the year ended December 31, 2022 and the period from May 12, 2021 to December 31, 2021 was $10,221 and $2,640, respectively.

In December 2022, the Company issued 310,000 shares of common stock to acquire the remaining 50% of the building that it leased previously. As part of this transaction, the operating lease agreement was cancelled. See Note H.

Note E – Stockholders' Equity

The Company is authorized to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock with $0.0001 par value per share.

Common stock
Each share of Common stock is entitled to one vote and to receive dividends as declared by the Board of Directors, subject to the preferred rights of the Preferred stock, all as are specified in the articles of association of the Company (the "Articles").

Preferred stock
Each share of Preferred stock is non-voting and entitled to receive dividends as declared by the Board of Directors, as specified in the Articles. Through December 31, 2022, no dividends have been declared by the Board of Directors.

Note E – Stockholders' Equity (Continued)

Dividends

In any calendar year, the holders of outstanding shares of Preferred stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, on a pari passu basisamong each other, at the Dividend Rate as defined in the Articles, for such shares of Preferred stock payable in preference and priority to services.

The Company recorded the following equity transactions for the period from May 12, 2021 to December 31, 2021 and for the year ended December 31, 2022:

The Company issued 12,990,000 founders shares to its Chief Executive Officer at par value. In addition, the Company issued 17,010,000 shares to two stockholders for $588,954 in cash proceeds. In September 2021 the Company entered into two twelve-month consulting agreements that are cancellable at any time. Both agreements call for monthly share issuances of 135,875 to each party. The Company issued a total of 1,087,000 shares and recognized total expense of $36,959 for these services based on a fair market value of $0.034 per share is including in professional fees in the accompany statement of operations for the period from May 12, 2021 to December 31, 2021 and for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company began a crowdfunding capital raise campaign for shares of stock to be sold at $0.50 per share. The Company subscribed gross proceeds of $1,103,870, received net proceeds from the crowdfunding after fees and expenses of $835,905 during the year ended December 31, 2022, and issued 2,044,564 shares of stock. The Company had not yet received $173,810 of net proceeds related to the offering, which was recorded as a receivable and includes funds related to the $81,588 of common stock to be issued for shares not yet issued to subscribers, and $92,222 related to subscriptions for which the shares were issued through December 31, 2022. The Company paid a total of $94,156 of costs of capital related to the capital raise. As of December 31, 2022, the Company had 163,175 shares yet to be issued related to the funds received during the year. These shares were issued in February 2023.

The Company issued a total of 2,174,000 shares of stock to the two consultants noted above, which had a fair value of $395,126. The Company also issued 90,000 shares with a fair value of $45,000 to an individual for services rendered during the year ended December 31, 2022.

On July 14, 2022, the Company adopted its 2022 Equity Incentive Plan (the "Plan"). The Plan allows for the Company to issue a maximum of 4,800,000 shares as compensation awards. The awards may be in the form of incentive or non statutory stock options, stock appreciate rights, restricted stock, restricted stock units, performance units and shares, cash-based awards or other stock-based awards. As of December 31, 2022, 90,000 shares had been awarded pursuant to the plan.

Note F – Loan to Stockholder

During the year ended December 31, 2022, the Company loaned its CEO $35,000 in cash proceeds. The loan will be repaid in monthly installments of $564 beginning May 15, 2023 through April 15, 2029, and bear interest at 5%.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the year ended December 31, 2022 and the period from May 12, 2021 to December 31, 2021 since the Company reported losses and has established a valuation allowance against the total netdeferred tax asset.

Note G – Income Taxes (continued)

Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2022 and 2021 are as follows:

	2022	2021
Net operating loss carry forward	$ 290,000	$ 78,000
Research and development costs	2,000	-
Book to tax depreciation and amortization difference	(6,000)	-
Other temporary differences	2,000	-
Deferred tax asset	288,000	78,000
Valuation allowance	(288,000)	(78,000)
Net deferred tax asset	$ -	$ -

At December 31, 2022, the Company had federal net operating loss carryforwards of approximately $1,370,000. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any onetax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events

Including significant changes in ownership interests. The Company's federal and state blended tax rate was 25.4% for the year ended December 31, 2022 and the period from May 12, 2021 to December 31, 2021.

The tax information as of December 31, 2022 and for year ended December the period from May 12, 2021 to December 31, 2021 is based on management's preliminary tax analysis prior to completion of the 2021 income tax return.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations onthe amount of net operating loss carryforwards which can be used in future years under Internal Revenue Code §382 and realization of any future benefit from deductible temporary differences and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2021. The change in the valuation for the year ended December 31, 2022 was approximately $210,000.

Note H – Leases, Commitments and Contingencies

Operating Leases

Until December 2022, the Company leased its office space for the remaining 50% of the building it owns under non-cancelable operating lease agreement that expired in September 2036 with the owner of the building. The Company entered into a moratorium with the lessor on rent payments for one year from September 2021.

The Company capitalized a right of use asset and lease liability of $171,039 based on the present value of the minimum lease payments using an estimate incremental borrowing rate of 10%. In December 2022, the Company issued 620,000 shares of common stock to purchase the remaining 50% of the building and cancel the operating lease. There were no cash payments related to the operating lease during the years ended December 31, 2022 and 2021. The Company de-recognized a right of use asset of $163,623, right of use liabilities of $191,754 and recognized a gain on lease cancellation of $28,131 during the year ended December 31, 2022 related to this transaction.

Total operating lease expense was approximately $22,103 and $6,028 for the year ended December 31, 2022 and the period from May 12, 2021 to December 31, 2021, respectively.

Note H – Leases, Commitments and Contingencies (Continued)

Finance Leases

In November 2021, the Company entered into a finance lease agreement with an investor related to that investor's lease for an advanced scanner to be used in the Company's operations to identify specifications and condition of coins and cards that it will list for sale on its marketplace. The lease requires monthly payments of $3,387 for a period of five years, and contains a $1 purchase option for the equipment at the end of the lease. The Company capitalized $159,419 of equipment and finance lease liability based on the present value of the lease payments and an estimated incremental borrowing rate of 10%.

In November 2022, the Company entered into a second finance lease agreement with the same investor related to that investor's lease for an additional advanced scanner to be used in the Company's operations to identify specifications and condition of coins and cards that it will list for sale on its marketplace. The lease requires monthly payments of $1,963 for a period of five years, and contains a $1 purchase option for the equipment at the end of the lease. The Company capitalized $97,408 of equipment and finance lease liability based on the present value of the lease payments and an estimated incremental borrowing rate of 7.75%.

Future minimum payments under the non-cancelable finance leases are as follows for the year ending:

2023	$ 69,558
2024	64,207
2025	64,207
2026	57,433
2027	21,598
Total undiscounted payments	277,003
Amounts representing Interest	(47,040)
Present value of lease liabilities, finance leases	$ 229,963
Current portion	(49,329)
Long-term portion	$ 180,634

The Company recognized $14,345 and $2,640 of interest related to the finance lease, and recorded amortization of the equipment of $33,507 and $5,314 during year ended December 31, 2022 and the period from May 12, 2021 to December 31, 2021, respectively. The Company made principal payments on finance leases of $22,729 and $4,135 during the years ended December 31, 2022 and 2021, respectively.

The Company's finance leases have a weighted average incremental borrowing rate of approximately 9%, and a weighted average remaining lease term of approximately 4.25 years.

Contingencies

Under Regulation Crowdfunding of the Securities Act of 1933, as amended ("Regulation CF"), the Company was required to have an offering memorandum on file with the Securities and Exchange Commission (the "Commission") that provides the disclosure required by Rule 201 of Regulation CF. The Company's offering memorandum, which was filed with the Commission as part of the company's Form C on May 6, 2022, was posted on the Dalmore platform and delivered to investors in connection with the company's offering made under Regulation CF (the "CF Offering"). In that offering memorandum, the deadline to reach the Target Offering Amount was set as August 31, 2022, while the corresponding Subscription Agreement indicated the offering would terminate on April 30, 2023. As a result, the Company's offering memorandum may have failed to meet the disclosure requirements of Rule 201 of Regulation CF and Section 4A(b)(1) of the Securities Act and, if a violation, may give rise to rescission rights under Section 4A(c)(1)(a) of the Securities Act. For this reason, the company has decided to offer investors who participated in our

Coin and Card Auctions, Inc.

Notes to the Financial Statements
December 31, 2022 and 2021

Note H – Leases, Commitments and Contingencies (Continued)

CF Offering between September 1, 2022 and January 31, 2023, on the Dalmore platform an opportunity to rescind (reverse) their Common Stock purchase transactions. There were 903,715 shares of common stock with gross proceeds to the Company of $451,588. The Company is required to notify these shareholders, at which point they will have a period of 21 days in which they may require the Company to refund their original.

Note I – Line of Credit

On November 1, 2021, the Company entered into a $300,000 line of credit with a bank. The line of credit was secured by the Company's 50% interest in the building it purchased. The line of credit bears interest at a variable rate based on a 3 month prime rate plus 0.75%, with the minimum interest on the line of credit being 4.00% per annum. As of December 31, 2021, the interest rate was 4.00%. The line of credit matured on October 15, 2022 and was repaid in full.

Note J – Subsequent Events

Subsequent events have been evaluated through April 24, 2023 which is the date the financial statements were available to be issued.

As part of the Company's crowdfunding equity raise, the Company subscribed 18,300 shares of stock for gross proceeds of $9,150 and net proceeds of $8,820. The Company issued a total of 178,975 shares of common stock related to shares subscribed during the year ended December 31, 2022 and subsequent, and received net proceeds of $95,750 related to all subscriptions. The Company has a remaining receivable from the crowdfunding of approximately $74,000 before additional capital raise costs. The Company also issued 105,000 shares for services to an individual.

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COIN AND CARD AUCTIONS, INC.

/s/ Michael R. Johnson

By: Michael R. Johnson

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael R. Johnson

Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer, and Director

Date: April 28, 2023

/s/ Michael Siegel

Director

Date: April 28, 2023

/s/ Gary Chingren

Director

Date: April 28, 2023

/s/ Ron Brown

Director

Date: April 28, 2023

/s/ Mike Ellis

Director

Date: April 28, 2023

/s/ Steve Blakesley

Director

Date: April 28, 2023

/s/ Ramesh Majji

Director

Date: April 28, 2023